82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

TELEFAX

02028173

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z:HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO:	001 202 942 9624
DATUM/DATE	02.04.2002 Di
BETREFF/REF:	Press Release
SEITEN/PAGES:	2

02 APR -2 AM 8:51

SUPPL

PROCESSED
APR 19 2002
THOMSON FINANCIAL

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MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

April 2, 2002

MAYR-MELNHOF ACQUIRES PACKAGING GROUP GRAPHIA

- Major acquisition in the cigarette packaging sector
- Entry into rotogravure technology strengthens position as leading European producer of cigarette packaging
- Expansion in Western and Eastern Europe

Mayr-Melnhof Karton AG has acquired Graphia Group, Bielefeld. The Group was previously owned by several family and working partners. No further details will be released concerning the purchase price.

The Graphia Group is a renowned producer of cigarette packaging, specializing in rotogravure, offset and flexo printing technologies. The company also manufactures high grade confectionery packaging in offset printing.

The Group encompasses three facilities in Germany, Graphia KG, Bielefeld, Innovaprint KG, Bielefeld, and Busche GmbH, Mönchengladbach, as well as a site in Cherkasy, Ukraine. Its customers include internationally known cigarette producers such as Reemtsma, Philip Morris and BAT.

At the end of 2001, approximately 1,000 people were employed by the Graphia Group. Consolidated sales in 2001 amounted to approximately EUR 150 million, the majority of which were made with cigarette producers.

Active in the "Consumer Packaging" and "Cigarette Packaging" segments, Mayr-Melnhof Packaging is the leading European folding carton producer. The Acquisition of Graphia Group fully conforms with the strategy to expand into high-quality packaging segments and on the Eastern European growth markets.

In connection with Mayr-Melnhof's existing cigarette packaging business in offset printing, Graphia's technology and products represent an ideal strategic expansion. The move into rotogravure printing, the most widespread printing method in cigarette packaging, constitutes a major step forward for Mayr-Melnhof towards the strengthening of its market position and the establishment of the "Cigarette Packaging" Division.

Through this acquisition, Mayr-Melnhof will not only add to its Western European business, but also increase its presence in Central and Eastern Europe, benefiting to a larger extent from the growth in this region.

Mayr-Melnhof ranks among the 3 leading European producers of cigarette packaging alongside Amcor-Rentsch und Alcan Packaging.

For further information please contact:
Stephan Werba, Investor Relations
Tel.: +43/ 1 50136 1180, Fax. +43/ 1 50136 1195; Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
e-mail: investor.relations@mm-karton.com; Web Site: http://www.mayr-melnhof.com